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                         HIGH SPEED NET SOLUTIONS, INC.
                          434 FAYETTEVILLE STREET MALL
                                   SUITE 2120
                                RALEIGH, NC 27601

                                 August 31, 2000


Summus, Ltd.
Two Hannover Square
Suite 600
Raleigh, NC  27601

Gentlemen:

         This letter (the "Letter") sets forth our mutual intentions with respect to the proposed acquisition (the "Transaction") by High Speed Net Solutions, Inc. ("HSNS") of all of the assets of Summus Ltd. ("Summus").

         Based on preliminary discussions between HSNS and Summus, and subject to the completion of appropriate due diligence and the execution of definitive agreements containing customary representations, warranties, covenants, indemnities and conditions (the "Definitive Agreements"), the parties intend that HSNS or a subsidiary of HSNS will acquire all of the assets of Summus on the terms and conditions set forth in Exhibit A attached hereto and incorporated herein by this reference.

         In addition, the parties agree as follows:

         1. Investigation and Access. The parties shall provide each other's officers, independent certified public accountants, legal counsel and other representatives reasonable access to their respective properties, books, records, personnel and independent accountants in order that each may have full opportunity to make such investigation as it reasonably desires to make in connection with the Transaction. The parties shall promptly proceed to negotiate in good faith to complete the Definitive Agreements before thirty days after the date of this Letter.

         2. Disclosure. The parties will not make, and will cause their respective representatives, officers, directors, employees and affiliates not to make, any public disclosure regarding the Transaction, and will not disclose any information concerning the other party or this Letter or the transactions contemplated hereby to any individual or any organization other than the respective professional advisors of the parties, without the prior written consent of the other party, unless required to do so under applicable law (in which event the disclosing party shall provide to the other reasonable prior notice of the content of the disclosure and the opportunity to review and


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Term Sheet -- High Speed and Summus                                            2
31 August 2000


comment on the disclosure). It is the intent of the parties (x) to file a single joint press release regarding the Transaction (the "Joint Press Release"), in form and content reasonably acceptable to each party, subject to applicable law, and (y) to refrain from, and cause their respective representatives, officers, directors, employees and affiliates to refrain from, making any other public disclosure from the date of this Letter until the consummation of the Transaction; provided, however, that HSNS shall have sole authority at its discretion (i) to make any changes to the Joint Press Release and to control the timing of the Joint Press Release to the extent necessary to comply with applicable law and/or (ii) to file a Form 8-K with the Securities and Exchange Commission ("SEC") describing the Transaction and to make disclosures in other filings with the SEC and provided, however, that Summus shall have sole authority at its discretion to amend its Schedule 13D as necessary to comply with applicable law. Notwithstanding the foregoing, communications with customers shall not be considered public disclosure to the extent that such communications are of a type necessary to maintain good relationships with such customers and do not disclose any information which would be relevant to such customers as investors.

         3. Exclusivity. For a period of 30 days from the date of this Letter, neither Summus nor any of its directors or officers (or any advisors or other representatives of Summus or any of the foregoing persons) shall: (i) directly or indirectly, solicit, initiate, encourage (including by way of furnishing information) or take any other action to facilitate any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase (or exclusive license) of a substantial amount of assets of, or any merger with, or any equity interest in (except employment related stock and/or options and estate planning transfers), or making of any other investment (collectively, "Acquisition Proposal") in Summus, (ii) provide any non-public information concerning Summus to any person (other than HSNS or any professional advisors or consultants to HSNS) with respect to a possible Acquisition Proposal, or (iii) enter into an agreement with any person (other than HSNS) with respect to a possible Acquisition Proposal. Notwithstanding the foregoing, during such 30 day period Summus may sell securities of Summus to provide working capital if such transaction does not transfer "control" of Summus as defined in the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

         4. Conduct of Business. Between the signing of this Letter and execution of the Definitive Agreements, each of Summus and HSNS will operate its business only in the ordinary course consistent with past practice and will perform its obligations under all material contracts and will comply in all material respects with all laws, rules and regulations applicable to its business.

         5. Governing Law. This Letter shall be governed by the laws of the State of North Carolina regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

         Except for paragraphs numbered 1 through 5 above, this Letter is not a legally binding agreement and the failure to execute and deliver the Definitive Agreements shall impose no liability on either party provided such party has complied with its respective obligations under paragraph 1 above. Each party covenants not to institute or participate in any proceeding



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Term Sheet -- High Speed and Summus                                            3
31 August 2000


seeking to establish a contrary position. Notwithstanding the previous two sentences, paragraphs numbered 1, 3 and 4 above shall terminate 30 days after the date hereof.

         We are excited about the prospect of working with you. If this Letter correctly describes your intentions, please so acknowledge by signing in the space indicated below and returning the enclosed copy of this letter to us. This Letter may be executed by fax and in counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute the same Letter.

         This offer may be accepted at any time by Summus returning an executed copy to HSNS at any time before 12:00 noon on September 1, 2000. If not accepted by that time, this offer is automatically revoked.

                                              Yours very truly,

                                              HIGH SPEED NET SOLUTIONS, INC.


                                              By: _____________________________


                                                      ACCEPTED AND AGREED AS OF
                                                  THE DATE FIRST WRITTEN ABOVE:

                                                                   SUMMUS, LTD.


                                                  By: _________________________



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Term Sheet -- High Speed and Summus                                            4
31 August 2000


CONFIDENTIAL

Term Sheet - 31 August 2000


#1
Category: Company Value

The parties agree that the two companies have equal value.

#2
Category: High Speed Shares to Summus

Eight million (8 million) additional shares will be issued by High Speed to Summus shareholders other than High Speed. A total of 500,000 warrants will be issued by High Speed at a $5.50 strike price to all Summus shareholders except Bjorn Jawerth and High Speed. At completion of the transaction, non-High Speed Summus shareholders shall own approximately 16,474,360 shares, comprising current ownership of approximately 8,474,360 plus 8 million outlined in this paragraph. Currently, there are 21,729,128 shares in High Speed. If High Speed sells shares prior to closing of the transaction, both Summus and HSNS shareholders will be diluted on an equal basis reflecting the proportions described here. All shares owned by Bjorn Jawerth or whose votes are directed by him or will be deposited in a voting trust with Stuart Diamond as voting trustee. Shares shall be released from the voting trust at the rate of one-twelfth of the total shares at the end of each month after closing.

#3
Category: High Speed Compensation to Bjorn Jawerth

(a) Bjorn Jawerth will receive $500,000 in cash from High Speed within 30 days after closing. (b) Bjorn Jawerth will sell $2.5 mm of his High Speed shares in a private sale arranged by High Speed's investment banker immediately following closing (5 business days). (c) At the time of the sale of his High Speed shares, Bjorn Jawerth will be issued 3 times as many warrants by High Speed as shares he sold; the strike price of the shares will be $5.50 per share; warrants to last 3 years. (d) Bjorn and the inventing team receive a 5% royalty on gross revenues from the sale of new technology and applications produced from intellectual property that the team develops and which result in new revenues. Allocation of royalties to inventors to be made by the board of directors per Bjorn Jawerth recommendations which shall be final unless disapproved by 75% of the Board; provision for arbitration in case of a disagreement. (e) Bjorn Jawerth receives $250,000 annual compensation in 2000, with compensation to rise proportional with other senior management including options. (f) Stock issued from warrants would be nonvoting (as described above) unless sold in arms-length transaction. In return,


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Term Sheet -- High Speed and Summus                                            5
31 August 2000


Bjorn Jawerth will sign a noncompete and an employment agreement, will relinquish control of Summus and will assigns rights in current and future technology to the merged company.

#4
Category: Contemporaneous New Investment

Ron Pieters' group commits to raise $15 million on a best efforts basis within 60 days for investment in the merged company. Upon signing of the letter of intent, $500,000 to be loaned immediately by High Speed to Summus to meet Summus payroll and related expenses. When the definitive transaction documents are signed, High Speed to loan Summus another $500,000 to meet payroll and related expenses. Term of each loan to be 60 days, may be extended at High Speed option. Loans to be collateralized by Summus with 2.5 times the principal amount in HSNS stock in escrow in event of default, assets to be sold to cover amount owed, rest returned to Summus. Other loan terms to be consistent with normal business practice. During the transaction process, no sale of High Speed shares by Summus w/o High Speed approval. Summus use of funds from loan and disbursements to be approved in advance by Summus Special Committee of the Board. To the extent that High Speed incurs any dilution before transaction closes from sale of stock, this dilution will be spread proportionally among both High Speed and Summus at the closing of the transaction.

#5
Category: Clearing Up Regulatory Issues

At the time of closing HSNS shares must be quoted for trading on the OTC Bulletin Board with or without an "E". Both parties to use best efforts, separately and jointly as needed, to comply with SEC requests for information separate and joint efforts. The transaction will be effectuated as an acquisition of all the assets of Summus by High Speed so that the issuance of High Speed shares in exchange for Summus assets will not be taxable to Summus. The transaction must be approved by the Board of Directors of High Speed and by the Board of Directors and shareholders of Summus.

#6
Category: Fiscal Restraint

Summus and High Speed to use best efforts to reduce burn rate. A limited number of outside experts to assist as needed.

#7
Category: Board of Directors

The board of merged company shall include 3 outside and 1 inside director (Bjorn Jawerth) from Summus and 3 outside and 1 inside director from High Speed. Both parties shall agree



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Term Sheet -- High Speed and Summus                                            6
31 August 2000


unanimously to the Board composition. If High Speed hires a new CEO, the new CEO will be the ninth director. Until closing of the transaction, each company agrees that it shall maintain a Board having a majority of outside directors. Existing HSNS board may remain at HSNS discretion.

#8
Category: Lawsuits & Claims

Summus and High Speed will each drop claims against one another and sign releases. Key shareholders of each company also must release both companies and their officers.

#9
Category: Management Status Quo

Two outside directors from each company will be appointed as a committee to evaluate management changes and additions. Current management to remain, unless outside board members decide otherwise. There will be no significant strategy changes without outside board member approval. Andy Fox will be the CEO of the merged company. All contracts above $50,000 to require board approval for each company. For Summus, Special Committee of Board will set guidelines for expenditures and must approve any proposed deviation from these guidelines before an expenditure is made. Gary Ban and Andy Fox will work together to integrate the companies.

#10
Category: Cooperation

Pending closing, any dispute between the two companies shall be submitted to 2 outside directors from each company for resolution. The parties shall use their best efforts to cooperate.

#11
Category: Bar on Stock Sales

Any new purchaser of High Speed shares at a discount will be required to have restrictions on sale appropriate to the discount, consistent with normal stock practices. Previous lockups will remain in force until they expire. A list of lock-ups will be provided.

#12
Category: Due Diligence

This agreement is subject to financial and technology due diligence by both parties. Technology due diligence will be done through a mutually agreed upon third party expert in


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Term Sheet -- High Speed and Summus                                            7
31 August 2000


compression technology or through a mutually agreed upon customer who can validate the compression technology and is willing to license the technology.

#13
Schedule

Parties will use best efforts to sign documents and close by September 15, 2000. Parties will be kept closely informed of progress and will work quickly to resolve any issues that may arise during drafting.